[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8296
Warren.de.Wied@friedfrank.com

February 14, 2017

Daniel F. Duchovny
Special Counsel
Officer of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quantum Corporation
Preliminary Proxy Statement
Filed on February 3, 2017
File No. 001-13449

Dear Mr. Duchovny:

This letter sets forth the response of Quantum Corporation (the “Company”) to the comment letter, dated February 13, 2017, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Preliminary Proxy Statement filed by the Company on February 3, 2017 (the “Preliminary Proxy Statement”). This letter is being filed today with Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via email a copy of Amendment No. 1 marked to show changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement

1.	Please provide us your analysis of the application of Rule 13e-3 to the reverse stock split proposal. We note that Rule 13e-3 applies to a transaction or a series of transactions of the type specified in the rule.

Response:

The Company currently has more than 950 registered holders and, based on the current holdings of those registered holders and assuming conservatively a 1:7 reverse stock split, would continue to have more than 500 registered holders following the reverse stock split. The Company’s common stock would also continue to be listed on the New York Stock Exchange. Accordingly, the reverse stock split does not have a reasonable likelihood or purpose of producing, directly or indirectly, any of the effects specified in paragraph (a)(3)(ii) of Section 13e-3.

Information Concerning Solicitation and Voting, page 6

2.	We note your disclosure that VIEX intends to “seek control” of the board. Revise your disclosure to clarify how VIEX is doing so. It appears that VIEX’s nominees are independent of VIEX and that two of its nominees are your current directors.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 4 and 6 of Amendment No. 1.

3.	Clarify that the two incumbent directors you are not nominating are being nominated by VIEX, explain why you are not re-nominating them and why you are only nominating seven individuals for a nine-member board.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 6 of Amendment No. 1.

4.	We note your disclosure on page 8 that broker may not vote shares without instructions from a security holder on any proposal. Please tell us why, with a view toward revised disclosure.

Response:

The NYSE will treat all items to be voted on at the stockholders’ meeting as non-routine if VIEX mails its proxy statement to all Company stockholders. If VIEX mails to fewer than all holders the NYSE may permit broker votes on routine items, which, in this instance, would be limited to the ratification of the appointment of the Company’s auditors. The NYSE will not make a final determination on this matter until both parties have mailed their proxy materials. The Company has revised the disclosure on page 8 of Amendment No. 1.

5.

Refer to the first paragraph on page 13. Revise your disclosure to describe the considerations that will be made in determining the order of priority in which the proxies will allocate votes for each of your nominees.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 13 of Amendment No. 1.

Certain Background Information, page 14

6.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your disclosure that the election of VIEX’s nominees “could adversely impact the operations and strategic direction of the Company” (page 14).

Response:

Based upon its discussions with VIEX during the past year, its familiarity with four of VIEX’s five nominees (who are either current board members or board observers), the failure of VIEX to articulate any business plan for the Company, the fact that VIEX has a significant unrealized gain on its investment in the Company and may be focused on liquidity for its shares rather than long-term value creation for all stockholders, the negative post-stockholder meeting performance of other companies at which VIEX ran successful proxy contests in 2016, the fact that VIEX has alluded in its proxy statement to potential management changes, and the potential for employee attrition should a change in control of the Board occur, the Company has a reasonable basis for concern that the election of the VIEX nominees to a majority of the seats on the Board could adversely impact the Company’s business operations and strategic direction.

7.	Refer to the first paragraph on page 15. It is unclear how you can ensure that the board will do as you state upon the election of a majority of your nominees. If four of your nominees are elected, it necessarily results that five of VIEX’s nominees would be elected, in which case the current board members would constitute a minority of the board and would be unable to dictate on their own how the board would act. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 15 of Amendment No. 1.

Proposal Six, page 37

8.	Revise your disclosure to include the information required by Item 13(a) of Schedule 14A. See Item 12(f) of Schedule 14A.

Response:

The Company respectfully refers the Staff to Instruction 1 to Item 13 that provides the following:

"Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted (emphasis added). In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, (emphasis added) the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value."

The reverse stock split will result solely in (i) a reduction in the number of the Company’s outstanding shares of common stock, (ii) a reduction in the number of the Company’s stockholders of record (to the extent the reverse stock split would result in any stockholders owning less than one share) and (iii) an increase in the trading price of the Company’s common stock. The Company does not believe that the information specified in paragraph (a) is material to stockholders’ exercise of prudent judgment in regard to the approval of the reverse stock split and, accordingly, the Company believes that the information required pursuant to Item 12(f) and Item 13(a) of Schedule 14A may be omitted.

Change of Control Severance Policy, page 59

9.	Revise the first paragraph on page 59 to define fully the terms “Involuntary Termination” and “cause.”

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 59 of Amendment No. 1.

10.

We note your description in the last paragraph of page 14 about the change of control that would be effected if all of VIEX’s nominees are elected. We also note the disclosure in this section. Revise your disclosure to address how the election of three of your nominees and the two incumbent directors in VIEX’s slate would affect a determination of whether a change of control has taken place, as defined in the relevant agreements.

       Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 11 of Amendment No. 1.

Please contact me by phone at (212) 859-8296 or by email at Warren.de.Wied@friedfrank.com if you have any comments or questions about this letter.

Sincerely,

/s/ Warren de Wied

Warren de Wied

cc:	Shawn Hall (Quantum Corporation)